

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2024

Daniel Lochner
Chief Financial Officer
Tectonic Therapeutic, Inc.
490 Arsenal Way
Suite 210
Watertown, MA 02472

> **Re: Tectonic Therapeutic, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 19, 2024**
> **File No. 333-280909**

Dear Daniel Lochner:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney T. Thorne, Esq.